August 14, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:       Sonora Resources Corp.
     Request to Withdraw Registration Statement on Form S-1
                     Declared Effective March 2, 2010
                     File No. 333-163077

 Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Sonora Resources Corp. respectfully requests the withdrawal of its Registration Statement on Form S-1 (File. No. 333-333-163077), which was filed with the Securities and Exchange Commission on November 13, 2009.  The Registration Statement was
declared effective on March 2, 2010.

No securities were ever sold in connection with the offering covered by such Registration Statement.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (206) 979-9953.

                 Very truly yours,

                 Sonora Resources Corp.

                 By: /s/ Mark Scott
                 Mark Scott
                 Chief Financial Officer

Sonora Resources Corp. Cerro del Padre # 11 - Rinconada de los Pirules, Guadalupe, Zacatecas, Mexico, 98619 +1-877-513-7873 info@sonoraresources.com